Tech Central, Inc.
134 West Mission
Fallbrook, CA 92028
TechCentralinc.com
702-241-3268

September 16, 2016

Via EDGAR

Donald E. Field

Attorney-Adviser

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street NE

Washington, DC 20549

Re: Tech Central, Inc.

Registration Statement on Form S-1/A
Filed July 21, 2016
File No. 333-212438

Dear Donald Field:

This is Tech Central Inc.'s (the Company) response to your correspondence dated September 15, 2016 relating to the Company's Registration Statement on Form S-1 filed on July 21, 2016. For ease of reference, each of the Staff's comments is reproduced below, followed by our response.

General

1. Please include a currently dated consent of the independent registered public accountant in the next amendment of the filing and prior to it becoming effective.

RESPONSE

 Consent is included accordingly.

Sincerely,

/s/ Joseph Lewis
CEO, Tech Central, Inc.